1701 Market Street                                             Morgan, Lewis
Philadelphia, PA 19103-2921                                    & Bockius LLP
215.963.5000                                                   Counselors at Law
Fax: 215.963.5001


LEON SALKIN
ASSOCIATE
215.963.5620
LSALKIN@MORGANLEWIS.COM

December 23, 2013

FILED AS EDGAR CORRESPONDENCE

Karen Rossotto, Esq.
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors Inner Circle Fund I 485(a) Filing (File Nos. 033-50718 and
    811-07102)
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Dear Ms. Rossotto:

On behalf of our client, The Advisors' Inner Circle Fund II (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on November 25, 2013, regarding the Trust's post-effective amendment No. 157, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment No. 159, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC on October 9, 2013 pursuant to Rule 485(a) under the 1933 Act, for the purpose of adding the Hancock Horizon U.S. Small Cap Fund (the "Fund") as an additional series of the Trust (the "Amendment"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS

1. COMMENT. Please add "Hancock Horizon" before the Fund's name on the front cover.

     RESPONSE. The requested change has been made.

2. COMMENT. In the "Performance Information" section, please disclose, if applicable, how performance information may be accessed by investors before the Fund has completed a full calendar year of operations (E.G., by telephone or internet).




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     RESPONSE. The following sentence has been added to the section: Current performance information is available on the Fund's website at www. hancockhorizonfunds.com.

3. COMMENT. In the "Portfolio Managers" section, please specify the inception date of the Fund.

     RESPONSE. The requested changes have been made.

4. COMMENT. Please confirm supplementally that all principal investment strategies of the Fund are included in the "Principal Investment Strategies" section.

     RESPONSE. The Adviser has confirmed that all current principal investment strategies of the Fund are included in the "Principal Investment Strategies" section.

5. COMMENT. In the "Equity Risk" paragraph in the "More Information about Risk" section, please specify the investments that attempt to track the price movement of equity indices.

     RESPONSE. The first sentence of the paragraph has been revised to read as follows:

          Equity securities include public and privately issued equity securities, common and preferred stocks, warrants, rights to subscribe to common stock and convertible securities, as well as shares of exchange-traded funds that attempt to track the price movement of equity indices.

6. COMMENT. In the "Investment Adviser" section, please provide the period covered by the annual or semi-annual report that will discuss the basis for the Board's approval of the Fund's investment advisory agreement.

     RESPONSE. The requested change will be made in a subsequent post-effective amendment to the Trust's registration statement, once the information is available.

7.   COMMENT. In the "Related Performance Data of the Adviser" section:

     a. Please insert "all" before "actual, fee-paying separate accounts" and confirm that all Accounts managed by the Firm that have investment objectives, policies, strategies and risks substantially similar to those of the Fund are included in the Composite.

     RESPONSE. We respectfully decline to make the requested change because only those Accounts that meet certain market value and cash holdings requirements are included in the Composite. The Adviser has confirmed, however, that all Accounts managed by the Firm that have investment objectives, policies, strategies and risks substantially similar to those of the Fund and meet such market value and cash holdings requirements are included in the Composite.



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

     b. Please provide additional information about the independent GIPS verification of the Firm, or alternatively, delete the references thereto.

     RESPONSE. The references to the independent GIPS verification of the Firm have been deleted.

     c. Please state that the "net of fees" performance data provided is net of sales loads and account fees.

     RESPONSE. The second sentence of the third paragraph of the section has been revised to read as follows: Except as otherwise noted, all returns reflect the payment of investment management fees, brokerage commissions, execution costs, sales loads and account fees paid by the Accounts included in the Composite, without taking into account federal or state income taxes.

     d. If the Fund's fees and expenses are expected to be higher than those of the Accounts included in the Composite, please disclose that if the Fund's fees and expenses had been imposed on the Accounts included in the Composite, the performance data shown would have been lower.

     RESPONSE. The fifth paragraph of the section includes the following disclosure:

          The performance of the Composite (net of fees) reflects the Firm's applicable account fees and expenses; however, the Fund's fees and expenses are generally expected to be higher than those of the Accounts included in the Composite. If the Fund's fees and expenses had been imposed on the Accounts included in the Composite, the performance shown below would have been lower.

     In light of the foregoing, we believe the section includes appropriate disclosure with respect to this matter.

     e. Please specify that the Russell 2000 Index data in the tables reflects no deductions for fees, expenses or taxes.

     RESPONSE. The Russell 2000 Index headings of the tables have been revised to read as follows: "Russell 2000 Index (reflects no deductions for fees, expenses or taxes)."

     f. Please delete the "3 Years" row in the Average Annual Total Returns table.




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

     RESPONSE. The requested change has been made.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

8. COMMENT. Under the "Futures and Options on Futures" heading in the "Description of Permitted Investments and Risk Factors" section, please state that if the Fund maintains a segregated account to cover a futures position, the Fund will segregate assets equal to the notional amount of the futures contract.

     RESPONSE. The Fund evaluates its derivative positions (including investments in futures contracts) for purposes of asset segregation based on the nature of the Fund's obligation under each distinct type of derivative instrument in a manner the Fund believes is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the SEC Staff. For example, with respect to futures contracts that are not legally required to "cash settle," the Fund may cover the open position by setting aside or "earmarking" liquid assets in an amount equal to the market value of the futures contract or otherwise "cover" its obligation. With respect to futures that are required to "cash settle," however, the Fund may set aside or "earmark" liquid assets in an amount equal to the Fund's daily marked-to-market (net) obligation, if any, rather than the market value of the futures contract.

9. COMMENT. In the "The Portfolio Managers" section, in the subsection regarding the other accounts for which the portfolio managers are primarily responsible for the day-today management, please provide the number of accounts and the total assets in the accounts with respect to which the advisory fee is based on the performance of the account.

     RESPONSE. The requested changes have been made.

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.



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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
---------------
Leon Salkin



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